 January 12, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Lisa M. Kohl

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.

Washington, D.C. 20549-4720

Re:

SiteStar Corporation (“SiteStar”)

Preliminary Proxy Statement on Schedule 14A
Filed December 31, 2014 by Jeffrey I. Moore, et al.
File No. 000-27763

Dear Ms. Kohl:

We are submitting the following responses to the comments in the letter from the Staff of the Securities and Exchange Commission (the “Commission”), dated January 9, 2015 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, enclosed is a copy of the amended preliminary proxy statement (“Amended Proxy Statement”), that is being filed with the Commission on the date hereof and which has been marked to show changes against the related disclosures contained in the original preliminary proxy statement filed with the Commission on December 31, 2014 (the “Original Proxy Statement”).

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter. Any capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the Original Proxy Statement.

General

1.	Please fill in the blanks in your proxy statement.

We acknowledge the Staff’s comment and confirm that any remaining blanks that have not been completed in Amended Proxy Statement, principally with respect to the proxy, record, and meeting dates, will be completed in the definitive proxy statement filed with the Commission and distributed to SiteStar’s shareholders.

2.	Please file a form of proxy card with the next proxy statement and clearly mark the form of proxy card as preliminary. Please refer to Rule 14a-4 under the Securities Exchange Act of 1934.

The form of proxy card, marked “Preliminary—Subject to Completion,” has been included as an attachment to the Amended Proxy Statement.

Ms. Lisa M. Kohl January 12, 2015 Page 2

3.	Please include the name of the registrant and each of the participants on the cover page of the proxy statement. Please refer to Schedule 14A and Instruction 3 to Item 4 of Schedule 14A. Please also clearly define the participants in the solicitation in the proxy statement and in doing so consistently define the “Moore Shareholder Group” throughout the proxy statement. Finally, please tell us why neither William T. May nor Christopher Olin is included on page 1 or elsewhere as part of the Moore Shareholder Group and why you have not included either person as a participant in the solicitation.

The name of the registrant and each of the participants have been included on the cover page of the Amended Proxy Statement, and the disclosures elsewhere have been updated in response to the Staff’s comment. Both William T. May and Christopher Olin are now reflected as being part of the Moore Shareholder Group.

4.	Please confirm under Nevada law whether there are any restrictions or limitations on the timing of a special meeting. In doing so, please tell us the impact, if any, of Article IV, Section 3 of SiteStar Corp.’s bylaws on this determination.

Nevada Revised Statutes (NRS) 78.310(2) provides that unless otherwise provided in a corporation’s articles of incorporation or bylaws, the entire board of directors, any two directors or the President may call an annual or special meeting of the stockholders or directors. Currently, as noted by the Staff, SiteStar’s bylaws permit a special meeting to be called by stockholders holding not less than 10% of the voting power of SiteStar. The demand must initially be made on the Chairman, President, Vice President or Secretary. The Moore Shareholder Group made such a demand. Article IV, Section 3 of the bylaws further provides that if the notice is not given by the corporation for such a meeting, the person(s) delivering the request, in this case the Moore Shareholder Group, may call the meeting in the manner provided in the bylaws. Thus, without the provisions of Article IV, Section 3 of the bylaws, neither the Moore Shareholder Group nor any other stockholder would have authority to call a meeting under NRS 78.310(2).

However, under Nevada law, the stockholders would not be completely unable to cause an election to be held in these circumstances. NRS 78.345 provides that if any corporation fails to elect directors within 18 months of the last election required under NRS 78.330, stockholders holding more than 15% of the outstanding voting power may petition a court to order the election of directors.

Since proceeding under either option would require the filing and mailing of a proxy statement, the Moore Shareholder Group elected to proceed under NRS 78.310(2) rather than under NRS 78.345 in the interest of costs.

The Moore Shareholder Group wishes to inform the Staff that a Board of Director’s meeting has been called for Monday, January 12, 2015 to, among other things, amend the SiteStar bylaws. Among the proposed amendments would be the deletion of the relevant provisions of Article IV, Section 3 permitting the Moore Shareholder Group, or any other similarly situated stockholder, to call a stockholder meeting. The Moore Shareholder Group believes such action, in the face of a filed proxy statement, would be held by a Nevada court to be invalid as an improper stripping of the stockholders rights by the Board of Directors. Given that Mr. Erhartic and Mr. Judd represent a majority of the Board of Directors, the Moore Shareholder Group anticipates such an amendment will pass. In the event the Board of Directors continues to refuse to call a meeting of the stockholders, the Moore Shareholder Group is prepared to pursue its rights under NRS 78.345 as well as seeking an order declaring the amendment invalid.

Ms. Lisa M. Kohl January 12, 2015 Page 3

5.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please revise the proxy statement to qualify the following types of statements as your belief, and provide supplemental support for these particular statements with your response:

•	“Mr. Judd .. . . showed a considerable lack of understanding for the corporate By-laws specifically and corporate governance in general.” (page 6)

•	“The most disturbing part of Mr. Erhartic’s leadership is his inability to understand what improvements need to be done and how to make them, despite our consistent offers to help him and the Company.” (page 7)

The disclosure on pages 6 and 7 has been updated in the Amended Proxy Statement in response to the Staff’s comment.

Background to the Solicitation, page 4

6.	We note that Arquitos suggested in a letter dated August 28, 2013, that Jeffrey Moore be added as a director of the company. Please disclose whether Mr. Moore and Arquitos previously discussed such a possibility, and when such possibility was first discussed.

The disclosure on page 4 has been updated in the Amended Proxy Statement in response to the Staff’s comment.

Proposal No. 1 – Election of Directors, page 9

7.	Please revise to specify the term over which each director nominee will be entitled to serve if elected.

The disclosure on page 9 has been updated in the Amended Proxy Statement in response to the Staff’s comment.

The Nominees, page 9

8.	Please advise what standard you used to determine that each nominee would be an “independent director.” Refer to Item 401(a) of Regulation S-K.

Our belief as to the independence of the nominees was based on the application of the independence standards of the Nasdaq Stock Market, recognizing that SiteStar is not a listed company. The disclosure on page 9 has been updated to reflect the application of Nasdaq standards.

Ms. Lisa M. Kohl January 12, 2015 Page 4

Proposal No. 2 – Ratification of Appointment of Ciro E. Adams, CPA, LLC, page 13

9.	Please provide the disclosure required by Items 9.(c) and 9.(e) of Schedule 14A.

The disclosure on page 13 has been updated in the Amended Proxy Statement to include the information required by Items 9(c) and 9(e).

Voting and Proxy Procedures, page 14

10.	It appears that SiteStar Corp.’s bylaws provide cumulative voting rights for the election of directors. Please revise the proxy statement to describe these rights, any conditions precedent to the exercise thereof, and whether you are seeking discretionary authority to cumulate votes. Please refer to Item 6.(c) of Schedule 14A.

Pursuant to Article Fourth, Section C, of SiteStar’s Articles of Incorporation, as amended, “[t]he holders of the shares of Common Stock or Serial Preferred Stock shall not be entitled to cumulative voting on any matter.” The certificate of amendment to SiteStar’s Articles of Incorporation that contains this provision was filed as Exhibit 3.1(vi) to SiteStar’s Form SB-2/A filed with the Commission on April 23, 2001. At that time, SiteStar filed a conformed copy of the signed and file-stamped certificate of amendment. As result of this amendment to the SiteStar’s Articles of Incorporation, the cumulative voting provisions of SiteStar’s 1992 by-laws were effectively superseded. Please note that the exhibit lists in SiteStar’s Form 10-Ks and Form 10-KSBs have historically omitted this charter amendment, which we believe is in error.

Schedule II, page II-1

11.	We note the disclaimer at the top of the page that “[t]he Moore Shareholder Group makes no assurances of [the table’s] accuracy and believes that certain information below provided by SiteStar cannot be relied upon.” It is inappropriate to disclaim responsibility for statements made in the document, and Item 6.(d) requires this disclosure “to the extent known by the persons on whose behalf the solicitation is made.” Please revise.

The disclosure on page II-I has been revised in the Amended Proxy Statement to remove the disclaimer noted in the Staff’s comment.

* * * *

Ms. Lisa M. Kohl January 12, 2015 Page 5

Please be advised that, in connection with the Comment Letter and the Moore Shareholder Group’s responses hereto, on behalf of each member of the Moore Shareholder Group, we hereby acknowledge the Staff’s position that (i) each member of the Moore Shareholder Group is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing above-referenced filing, and (iii) members of the Moore Shareholder Group may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt review of and assistance with this response. Please feel free to call me at (859) 230-3115 if you have any questions or further comments.

Very truly yours,

Jeffrey I. Moore

(for himself and on behalf of the Moore

Shareholder Group)

cc:        Andrew Tucker, Vedder Price P.C.